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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MOTORCAR PARTS OF AMERICA, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

620071100

(Cusip Number)

MEL MARKS
c/o MOTORCAR PARTS OF AMERICA, INC.
2929 CALIFORNIA STREET
TORRANCE, CA 90503
TELEPHONE: (310) 212-7910

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

MARCH 5, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 620071100

1.	Name of Reporting Person: MEL MARKS		I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,022,623

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 2,022,623

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,022,623

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 25.0%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D
AMENDMENT NO. 1

NOTE: This Amendment No. 1 relates to Common Stock of Motorcar Parts of America, Inc. It amends a Statement on Schedule 13D originally filed on October 12, 2001 by Mel Marks.

     This Amendment No. 1 is being filed to reflect the sale of 80,000 shares of Common Stock in the open market.

Item 1. Security and Issuer.

     This statement relates to shares of the Common Stock, par value $.01 per share (the “Common Stock”) of Motorcar Parts of America, Inc., a New York corporation (the “Issuer”). The address of the Issuer is 2929 California Street, Torrance, California 90503.

Item 2. Identity and Background.

     The business address of Mr. Marks is c/o Motorcar Parts of America, Inc., 2929 California Street, Torrance, California 90503. The present principal occupation of Mr. Marks is a consultant and director of the Issuer. Mr. Marks is a citizen of the United States of America. During the last five years, Mr. Marks has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     Not Applicable.

Item 4. Purpose of Transaction.

     Mr. Marks sold an aggregate of 80,000 shares of Common Stock in the open market at a price per share of $7.65. Mr. Marks plans to gift up to an aggregate of 28,160 shares of Common Stock to certain family members in April 2004. Mr. Marks has no other plans or proposals that relate to, or would result in, any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     (a) The acquisition by any person of additional securities of the issuer of the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Change in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) Amount Beneficially Owned by each Reporting Person and Percent of Class:

     Mr. Marks is the beneficial owner of 2,022,623 shares of Common Stock, or 25.0% of the total number of outstanding shares of Common Stock.

     (b) Voting and Disposition Power:

     Mr. Marks may be deemed to have (i) sole voting and dispositive power with respect to 2,022,623 shares of Common Stock and (ii) shared voting and dispositive power with respect to no shares of Common Stock.

     (c) Other Transactions:

     Within the past sixty days, Mr. Marks effected transactions in the class of securities reported as described in Item 4 of this Schedule.

     (d) Interests in Other Persons:

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Date Upon Which the Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of Class:

     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7. Material to be Filed as Exhibits.

     None

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 12, 2004

By	/s/ Mel Marks

Mel Marks